Cascade Cultures LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Interest Earned	6.40
Rent Share	12,000.00
Sales	3.00
Discounts given	-1,186.41
E-Commerce/Direct	635.88
Events	13.00
Farmers Markets	4,943.98
Wholesale	0.00
Direct	34,500.92
Square Invoices	7,998.42
UNFI	35,239.41
Total Wholesale	**77,738.75**
Total Sales	**82,148.20**
Total Income	**$94,154.60**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Cost of Labeling/Packaging - COS	2,000.20
Ingredients	0.00
Local Culture (deleted)	14.97
Super Belly	17,214.72
Total Ingredients	**17,229.69**
Shipping	8.34
Backhauling/Delivery	1,730.00
Direct Shipping/E-commerce	293.27
Total Shipping	**2,031.61**
Supplies	4,750.10
Glass	5,432.91
Labels	2,878.79
Packing Materials	984.61
Plastic	133.13
Total Supplies	**14,179.54**
Total Cost of Goods Sold	**35,441.04**
Total Cost of Goods Sold	**$35,441.04**
GROSS PROFIT	**$58,713.56**
Expenses	
Automobile	200.98
Bank Charges & Fees	0.00
Depreciation Expense	23,849.00
Equipment Repair & Maintenance	304.70

Cascade Cultures LLC

Profit and Loss
January - December 2020

	TOTAL
Facilities	0.00
Insurance	1,084.00
Rent & Lease	13,200.00
Repairs & Maintenance	2,478.95
Utilities	7,691.62
Total Facilities	**24,454.57**
General Admin	0.00
Legal & Professional Services	4,637.50
Office Supplies & Software	393.75
Taxes & Licenses	797.30
Total General Admin	**5,828.55**
Interest Paid	0.00
Marketing & Sales	0.00
Affiliate	47.50
Facebook Advertising	37.30
Farmers Markets	2,199.35
Marketing	425.88
Photography	544.89
Sales	2,318.54
Travel	13.00
Meals & Entertainment	81.17
Total Travel	**94.17**
Web	658.67
Total Marketing & Sales	**6,326.30**
Office Supplies & Software	254.65
Professional Development	1.00
Total Expenses	**$61,219.75**
NET OPERATING INCOME	$ -2,506.19
Other Income	
CC Redemption	717.61
Total Other Income	**$717.61**
Other Expenses	
Reconciliation Discrepancies	129.00
Total Other Expenses	**$129.00**
NET OTHER INCOME	$588.61
NET INCOME	$ -1,917.58